UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934

For the month of June, 2004

Cameco Corporation

(Commission file No. 1-14228)

2121-11th Street West
Saskatoon, Saskatchewan, Canada S7M 1J3
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐        Form 40-F ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibit Index
SIGNATURE
FORM 51-102F3 — MATERIAL CHANGE REPORT

Exhibit Index

Exhibit No.	Description	Page No.
1.	Material Change Report dated June 29, 2004	3–5

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 29, 2004	Cameco Corporation
	By:	"Gary M.S. Chad"
Gary M.S. Chad
Senior Vice-President, Law, Regulatory Affairs and Corporate Secretary

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1 — Name and Address of Company

Cameco Corporation (“Cameco”) 2121 — 11th Street West, Saskatoon, Saskatchewan S7M 1J3

Item 2 — Date of Material Change

June 22, 2004

Item 3 — News Release

The English version and the French translation version of the press release relating to this material change were distributed and filed by Canadian Corporate News through their Canadian Timely Disclosure Pack and U.S. Timely Disclosure Pack on June 22, 2004.

Item 4 — Summary of Material Change

On June 22, 2004 Cameco announced the initial public offering and secondary offering of common shares of Centerra Gold Inc. have been priced at $15.50 per common share. Five million common shares are being offered by Centerra, 7.5 million common shares are being offered by Kyrgyzaltyn JSC and 3.8 million common shares are being offered by Central Asia Gold Limited representing a total offering size of approximately $253 million. The companies previously announced that they were transferring gold assets to Centerra, a new Canadian-based company. The previously announced Kumtor restructuring also closed on June 22, 2004.

Item 5 — Full Description of Material Change

On June 22, 2004 Cameco announced the initial public offering and secondary offering of common shares of Centerra Gold Inc. have been priced at $15.50 per common share. Five million common shares are being offered by Centerra, 7.5 million common shares are being offered by Kyrgyzaltyn JSC and 3.8 million common shares are being offered by Central Asia Gold Limited representing a total offering size of approximately $253 million. The companies previously announced that they were transferring gold assets to Centerra, a new Canadian-based company.

The initial public offering will result in gross proceeds to Centerra of $77.5 million according to the terms of the underwriting agreement. The offering is expected to close on June 30, 2004 and shares will begin trading under the symbol CG on the Toronto Stock Exchange upon closing.

Centerra has also granted the underwriters of the offering an over-allotment option, exercisable for a period of 30 days from the date of the closing of the offering. This enables them to purchase up to a total of 1,875,000 additional common shares at the same price to cover over-allotments, if any, and for market stabilization purposes.

Following the offering, but prior to exercise of the over-allotment option, Centerra will have 70.2 million common shares outstanding. Cameco Gold Inc., a wholly-owned subsidiary of Cameco, will own 38.1 million common shares (54%), Kyrgyzaltyn JSC will own 11.3 million common shares (16%), International Finance Corp. and the European Bank for Reconstruction and Development will together own 3.1 million common shares (4%) and the public (including shares taken up by the AGR Limited minority) will own 17.7 million common shares (25%).

Closing of the Centerra offering was conditional on completing the Kumtor restructuring which closed today. This restructuring, announced January 5, 2004, deals with the ownership interests in the Kumtor gold mine, located in the Kyrgyz Republic, and Cameco’s other gold interests held by subsidiaries.

In recognition of the singular importance of this event, a delegation of senior officials from the Kyrgyz government will participate in closing the deal.

The offering is being underwritten by a syndicate of underwriters jointly led by CIBC World Markets Inc. and BMO Nesbitt Burns Inc. and includes RBC Capital Markets, Canaccord Capital Corporation, GMP Securities Ltd., HSBC Securities (Canada) Inc., Scotia Capital Inc. and Salman Partners Inc.

Cameco has not established any long-term minimum holding of Centerra’s common shares. The creation of Centerra is part of Cameco’s strategy to unlock the value of its gold assets for shareholders. Cameco plans to fully consolidate its share of Centerra’s financial results.

The securities referenced by this news release will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or applicable exemption from registration requirements. This news release does not constitute an offer to sell or the solicitation of an offer to buy common shares of Centerra Gold Inc. in any jurisdiction.

Item 6 — Reliance on subsection 7.1(2) or (3) of National Instrument 51-102.

Not applicable.

Item 7 — Omitted Information

Not applicable.

Item 8 — Executive Officer

Gary M.S. Chad Senior Vice-President, Law, Regulatory Affairs and Corporate Secretary Cameco Corporation (306) 956-6303

Item 9 — Date of Report

June 29, 2004.